Exhibit 1.3

chinadotcom’s Mobile Applications and Portal Unit Adds New Online Game to Its
Portfolio

Hong Kong March 15, 2004 CDC Mobile, a mobile and portal unit of chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), today announced that (its subsidiary, hongkong.com Corporation (“hongkong.com”), added a leading Korean online game, Travia, into its online game portfolio through its strategic investment in Beijing 17game Network Technology Co. Ltd (“17game”).

According to a Korean online game magazine, Travia, which is a 3D fantasy massively multiplayer online role-playing game (“MMORPG”), ranked as one of the top five online games in the Korean online game market, in terms of total aggregate play-time, among commercialized online games and online games in testing phases. In addition to 3D visual effects, Travia is also embedded with 3D EAX sound effects which enable game players to play in a more exciting and close-to-reality environment. 17game expects to launch Travia in the China market within the second quarter of this year.

John Xiao, Chief Executive Officer of hongkong.com Corporation, said, “We are pleased to see another milestone achieved since we completed the transaction of 17game earlier this month. Adding Travia into 17game’s online game portfolio is expected to further strengthen its product offering and provide us with a solid likely platform for future growth in the online gaming sector.”

17game has a track record in launching and distributing successful online games in the China market. Currently, 17game operates an online game which is considered by an IT magazine in the PRC to be one of the top 10 online games in the China market and is expected to launch another new online game, Yulgang, this year. 17game has a well-established distribution network across China for the games it licenses, including Internet cafes, software distributors, bookstores and department stores. The strategic investment in 17game enables chinadotcom to expand in the high growth online games sector in China and further strengthen the existing vertical online game channel of its www.china.com portal.

Rudy Chan, Chief Executive Officer of chinadotcom Mobile Interactive Corporation, said, “We are pleased with the progress made in our online gaming initiatives as we broaden our product offering by working with a Korean market leader in the online games sector. Given that the online gaming sector is expected to grow rapidly in China, we are excited by the opportunities that it presents.”

CDC Mobile recognizes the challenges of integrating new companies and products into its existing business and has been working diligently to minimize any potential risks of integrating the companies. While 17game currently does not have a financial impact on hongkong.com, the contemplated transaction is expected to enable hongkong.com to ultimately acquire a controlling position in 17game over time, with consideration to be paid on an earn-out formula based on a single-digit earnings multiple over the next two years. There is no certainty of successful integration of 17game’s products and services into hongkong.com’s existing operations, and no assurance that the Korean online games introduced into China will be accepted into the local market place.

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About chinadotcom corporation
chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,400 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. The company provides mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises. It also provides a comprehensive suite of Customer Relationship Management (“CRM”) products focused on mid-sized enterprises through its acquisition of Pivotal Corporation. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 2,300 enterprise customers in China and internationally. The company intends to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe. The acquisition of Ross is subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile Applications and Portal operations are focused on growth in the mobile applications market internationally. The Unit offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.53 million as of December 31, 2003, with direct connectivity with local mobile operators in 27 provinces. In addition to SMS services, the Unit also launched interactive voice response (“IVR”) services in China. The Unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the Unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers. Recently, chinadotcom reorganized its mobile applications and portal Unit as a wholly owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”).

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the website www.corp.china.com.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F/A filed on January 20, 2004 and the Form 6-K submitted on February 12, 2004 which contain revised and updated sections of the Form 20-F/A.

For further information, please contact:

Media Relations
Jane Cheng, Public Relations Manager
Tel:     (852) 2961 2750
Fax:     (852) 2571 0410
e-mail: jane.cheng@hk.china.com

Investor Relations
Craig Celek, Vice President, Investor Relations
Tel:     1-212-661-2160
Fax:     1-973-591-9976
e-mail: craig.celek@hk.china.com

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